EXHIBIT 99.1
BANRO CORPORATION
Suite 7070, 1 First Canadian Place
100 King Street West
Toronto, Ontario, M5X 1E3
Canada

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the "Meeting") of shareholders of Banro Corporation (the "Corporation") will be held at the offices of Norton Rose Canada llp, Royal Bank Plaza, South Tower, Suite 3800, 200 Bay Street, Toronto, Ontario, Canada on Friday, the 29th day of June, 2012 at the hour of 10:30 a.m. (Toronto time), for the following purposes:

(1)	To receive and consider the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2011, together with the auditors' report thereon;

(2)	To elect directors of the Corporation;

(3)
To reappoint Deloitte & Touche llp, Chartered Accountants and Licensed Public Accountants, as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be approved by the directors of the Corporation;

(4)
To consider and, if thought advisable, to approve by means of an ordinary resolution, (a) certain amendments to the Corporation's stock option plan (the "Plan") (as such amendments are described in the management information circular of the Corporation (the "Circular") accompanying and forming part of this Notice), and the Plan as amended by such amendments, and (b) all unallocated stock options under the Plan; and

(5)	To transact such other business as properly may be brought before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the accompanying Circular.  This Notice and the accompanying Circular have been sent to each director of the Corporation, each shareholder of the Corporation whose proxy has been solicited and the auditors of the Corporation.

Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Corporation c/o Equity Financial Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1, Canada.

DATED at Toronto, Ontario, Canada the 30th day of May, 2012.

BY ORDER OF THE BOARD

(signed)

Geoffrey G. Farr Vice President, General Counsel and Corporate Secretary

NOTE:
The directors have fixed the hour of 4:00 p.m. (Toronto time) on the 27th day of June, 2012 before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation c/o Equity Financial Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1, Canada.  Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.